UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MARCH 18Th, 2015

DATE, TIME AND PLACE:

March 18Th, 2014, at 9:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Alvarez Alvarez – Counselors; the Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Counselors; Messrs. Sergio Agapito Lires Rial, Angel Santodomingo Martell and Carlos Alberto López Galán – as guests.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Company´s Officer, to act as the Secretary.

AGENDA:

Approve the election of the members of the Company’s Audit Committee for a new term of office.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, based on favorable recommendation of the Remuneration and Nomination Committee and pursuant to the documents presented to the Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, with abstention of Mr. Celso Clemente Giacometti, approved the appointment, pursuant to article 17, item XXI, of the Company’s Bylaws for a new term of office of one (1) year as of this date, of the members of the Company’s Audit Committee, as follows: Mr. René Luiz Grande, Brazilian, married, economist, holder of RG No. 6.309.316-9 issued by SSP/SP, registered with the CPF/MF under No. 583.893.348-87, resident and domiciled in Sorocaba/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, No. 2235, Vila Olímpia – São Paulo – SP, as Coordinator of the Company’s Audit Committee, pursuant to Art. 30, paragraph 1 of the Company’s Bylaws; Mr. Graham Charles Nye, Brazilian, married, auditor, holder of RG No. 9.396.390 issued by SSP/SP, registered with the CPF/MF under No. 010.456.578-08, resident and domiciled in São Paulo/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, No. 2235, Vila Olímpia – São Paulo – SP, as technical qualified member, pursuant to article 12, paragraph 2, of Resolution No. 3,198/04 of the National Monetary Council; Mrs. Elidie Palma Bifano, Brazilian, married, graduated in law, holder of RG No. 3.076.167 issued by SSP/SP, registered with CPF/MF under No. 395.907.558-87, resident and domiciled in São Paulo – SP, with business address at Av. Presidente Juscelino Kubitschek, No. 2235, Vila Olímpia – São Paulo – SP, as member; and Mr. Celso Clemente Giacometti, Brazilian, married, business administrator, holder of RG No. 3.179.758-1 issued by SSP/SP, registered with the CPF/MF under No. 029.303.408-78, resident and domiciled in São Paulo - SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, No. 2235, Vila Olímpia – São Paulo – SP, as member, reappointed in their positions according to § 6 of Article 12 of Resolution 3198, as amended by Resolution 4329. The members of the Audit Committee, hereby elected, represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in article 147, of the Corporate Law, as well as that they comply with the requirements established in Resolutions 4.122, of August 2, 2012, of the National Monetary Council, and that they will only be vested in the positions for which they were elected following the confirmation of their election by the Central Bank of Brazil.

CLOSING OF THE MEETING: There being nothing further to be transacted, the Meeting was closed and these Minutes were drawn up, read, approved and signed by all Directors present and by the Secretary. São Paulo, March 18, 2015. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Alvarez Alvarez – Counselors; Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Counselors. Mara Regina Lima Alves Garcia – Secretary.

I hereby certify that this is a true copy of the minutes drawn up in the Book of Minutes of the Company’s Board of Directors Meetings.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 18, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer